YIT’s Interim Report January 1 – September 30, 2017: The Group’s profitability improved and operating profit increased

YIT Corporation Stock Exchange Release October 27, 2017 at 8:00 a.m.

Unless otherwise noted, the figures in brackets refer to the corresponding period in the previous year and are of the same unit.

Segment reporting, POC

Residential projects for consumers recognised as income in line with degree of sales and construction1

July–September

• Revenue decreased by 6% to EUR 417.3 million (443.8).

• Adjusted operating profit amounted to EUR 24.2 million (19.0) and adjusted operating profit margin was 5.8% (4.3).

• EUR -3.0 million (-27.0) of adjusting items were booked in the period related to the preparation of the planned merger.

• Order backlog remained stable at the level of the end of June and amounted to EUR 2,527.5 million (6/2017: 2,565.7).

January–September

• Revenue increased by 7% to EUR 1,354.3 million (1,269.9).

• Adjusted operating profit amounted to EUR 65.9 million (51.2) and adjusted operating profit margin was 4.9% (4.0).

• EUR -4.0 million (-27.0) of adjusting items were booked in the period related to the preparation of the planned merger.

Group reporting, IFRS

Residential projects for consumers recognised as income upon completion1

July–September

• Revenue remained stable and was EUR 420.2 million (419.3).

• Operating profit amounted to EUR 15.6 million (-20.9) and operating profit margin was 3.7% (-5.0).

• Adjusted operating profit amounted to EUR 18.6 million (6.1) and adjusted operating profit margin was 4.4% (1.5).

• Operating cash flow after investments, excluding discontinued operations amounted to EUR -56.2 million (-22.8).

January–September

• Revenue increased by 20% to EUR 1,381.4 million (1,153.2).

• Operating profit amounted to EUR 41.4 million (-7.6) and operating profit margin was 3.0% (-0.7).

• Adjusted operating profit amounted to EUR 45.5 million (19.4) and adjusted operating profit margin was 3.3% (1.7).

• Operating cash flow after investments, excluding discontinued operations amounted to EUR -6.5 million (-21.7).

Guidance for 2017 unchanged (segment reporting, POC)

The Group revenue is estimated to grow by 5–12%.

The adjusted operating profit2 is estimated to be in the range of EUR 105–115 million.

The adjusted operating profit does not include material reorganisation costs, impairment charges or other items affecting comparability.

The factors affecting the guidance are further discussed on page 25 of the Interim Report.

1In segment reporting, the revenue and profit are recognised by multiplying the percentage of completion by the percentage of sale, i.e. according to the percentage of completion method, which does not fully comply with the Group’s IFRS accounting principles. According to the Group’s IFRS accounting principles, revenue from residential projects for consumers is recognised upon completion. Furthermore, in Group reporting, part of the interest expenses are capitalised according to the IAS 23 standard, which causes differences in operating profit and financial expenses between segment reporting and Group reporting.

2Adjusted operating profit reflects the result of ordinary course of business and it does not include material reorganisation costs, impairment charges or other items affecting comparability. Adjusted operating profit is disclosed to improve comparability between reporting periods. Adjusting items are defined more precisely in the tables in the interim report.

In order to clarify its terminology for key financial figures, YIT starts to use the terms Capital Employed and Return on Capital Employed (ROCE) for segment reporting instead of previously used Operative Invested Capital and Return on Operative Invested Capital (ROI). The formulas for these financial figures remain unchanged.

Kari Kauniskangas, President and CEO:

The positive development experienced in the first half of the year continued in the third quarter. The July–September result improved and profitability strengthened clearly year-on-year. Revenue decreased year-on-year but strengthened over the first nine months of the year relative to the comparison period. The order backlog remained on a good level and the outlook is still bright. Consumer demand continued to be strong especially in Finland and the CEE countries. In Russia, residential sales were still lower than last year but have nevertheless picked up compared to the first half of the year, especially in the Moscow region. The large projects in the Business Premises and Infrastructure segment proceeded as expected and we recorded several new projects in the order backlog.

The record-high level of Finnish consumer confidence can be seen in our residential sales figures throughout the country. In addition to the Helsinki Metropolitan Area, residential demand has also been good in other growth centres, such as the Turku and Tampere regions. In July–September, the adjusted operating profit in the Housing Finland and CEE segment increased by 36 per cent year-on-year and the adjusted operating profit margin was 9.5 per cent. The segment’s revenue for the first nine months of the year grew by 21 per cent year-on-year. The CEE countries continue their strong performance and the region’s share of the Housing Finland and CEE segment’s result has increased.

In Russia, we estimate that the low point of the economic cycle is now behind but housing demand has still been weak and there has been oversupply of apartments in St. Petersburg, among other places. The selling prices of apartments have remained stable or declined slightly in the Comfort and Business classes. However, thanks to the adjusted cost level and the improved average profitability of projects, January–September showed positive profitability. In Russia, revenue decreased especially due to low sales in St. Petersburg.

In the Business Premises and Infrastructure segment, major projects, such as Tripla and the E18 Hamina-Vaalimaa motorway, proceeded as expected. The revenue of the first nine months of the year declined slightly year-on-year but still remained high. During the quarter, several new projects were recorded in the order backlog both in Finland and the CEE countries, including, for instance, schools constructed as life cycle projects, industrial and office properties, road maintenance contracts and water tower projects.

The preparations for the merger of YIT and Lemminkäinen have also proceeded as planned. The shareholders approved the merger in the General Meetings of both companies in September. The competition authority processes are under way and we have already received positive decisions from Estonia, Russia and Slovakia, among others. The Finnish Competition and Consumer Authority announced that it has initiated further proceedings, as allowed by law, concerning the merger. Due to this, it is more likely that the merger is completed on January 1, 2018.

Key figures

Group reporting, IFRS

EUR million	7–9/17	7–9/16	Change	1–9/17	1–9/16	Change	1–12/16
Revenue	420.2	419.3	0%	1,381.4	1,153.2	20%	1,678.3
Operating profit	15.6	-20.9		41.4	-7.6		17.7
Operating profit margin, %	3.7%	-5.0%		3.0%	-0.7%		1.1%
Profit before taxes	12.2	-24.8		31.4	-24.2		-2.5
Profit for the review period1	10.2	-22.6		25.0	-22.1		-7.1
Earnings per share, EUR	0.08	-0.18		0.20	-0.18		-0.06
Operating cash flow after investments, excluding discontinued operations	-56.2	-22.8	146%	-6.5	-21.7	-70%	-43.1
Net interest-bearing debt at end of period	626.2	577.9	8%	626.2	577.9	8%	598.6
Gearing ratio at end of period, %	124.0%	118.9%		124.0%	118.9%		112.3%
Equity ratio at end of period, %	30.6%	30.1%		30.6%	30.1%		31.2%

Segment reporting, POC

EUR million	7–9/17	7–9/16	Change	1–9/17	1–9/16	Change	1–12/16
Revenue	417.3	443.8	-6%	1,354.3	1,269.9	7%	1,783.6
Housing Finland and CEE	184.0	167.0	10%	628.8	517.9	21%	727.9
Housing Russia	52.0	76.0	-32%	172.7	183.9	-6%	267.9
Business Premises and Infrastructure	183.7	203.1	-10%	559.8	575.0	-3%	797.4
Other items	-2.4	-2.3		-7.0	-6.9		-9.7
Operating profit	21.2	-8.0		61.9	24.2	155%	52.9
Operating profit margin, %	5.1%	-1.8%		4.6%	1.9%		3.0%
Adjusted operating profit	24.2	19.0	27%	65.9	51.2	29%	79.9
Housing Finland and CEE	17.5	12.9	36%	56.6	41.5	36%	59.9
Housing Russia	0.6	0.7	-10%	0.2	-5.1		-2.3
Business Premises and Infrastructure	9.8	8.2	20%	23.8	26.9	-11%	38.1
Other items	-3.7	-2.7		-14.7	-12.0		-15.7
Adjusted operating profit margin, %	5.8%	4.3%		4.9%	4.0%		4.5%
Housing Finland and CEE	9.5%	7.7%		9.0%	8.0%		8.2%
Housing Russia	1.2%	0.9%		0.1%	-2.8%		-0.9%
Business Premises and Infrastructure	5.3%	4.0%		4.3%	4.7%		4.8%
Adjusting items	-3.0	-27.0		-4.0	-27.0		-27.0
Profit before taxes	15.4	-17.0		47.5	-7.5		13.8
Profit for the review period1	12.3	-15.9		36.7	-8.7		7.4
Earnings per share, EUR	0.10	-0.13		0.29	-0.07		0.06
Return on investment (last 12 months), %	8.0%	3.6%		8.0%	3.6%		4.7%
Net interest-bearing debt at end of period	534.4	475.6	12%	534.4	475.6	12%	469.3
Equity ratio at end of period, %	34.3%	33.8%		34.3%	33.8%		35.1%
Order backlog at end of period	2,527.5	2,640.7	-4%	2,527.5	2,640.7	-4%	2,613.1
1 Attributable to equity holders of the parent company

Events after the review period

October 9, Change in YIT Management Board: Tero Kiviniemi, Executive Vice President of YIT, has announced to resign from the company. YIT Corporation’s Board of Directors has nominated Chief Financial Officer Esa Neuvonen to act as Executive Vice President, and Timo Lehmus as Head of Business Premises and Infrastructure segment until the execution of the merger of YIT and Lemminkäinen. Both appointments became effective as of October 9, 2017.

October 9, PEAB divested its holdings in Lemminkäinen: YIT no longer obliged to redeem shares: PEAB was the only shareholder who voted against the merger of YIT and Lemminkäinen and demanded redemption of its shares at the Extraordinary General Meeting of Lemminkäinen on September 12.

According to the flagging notifications published by Lemminkäinen, PEAB divested its shares and the holding of Onvest Sijoitus Oy increased to a number corresponding to the number of shares divested by PEAB on the same day.

In October, residential sales to consumers are estimated to be around 160 units in Finland (10/16: around 200), around 100 units in the CEE countries (10/16: around 100) and around 250 units in Russia (10/16: over 300).

Outlook for 2017

Guidance for 2017 unchanged (segment reporting, POC)

The Group revenue is estimated to grow by 5–12%.

The adjusted operating profit is estimated to be in the range of EUR 105–115 million.

The adjusted operating profit does not include material reorganisation costs, impairment charges or other items affecting comparability.

Factors affecting the guidance

YIT’s guidance is based on estimates and assumptions by the company’s management regarding revenue and adjusted operating profit according to the company’s segment reporting (POC), as well as regarding development in the operating environment. YIT’s guidance is based in particular on YIT’s order backlog, the management’s estimate of the share of projects sold or signed pre-agreements of the rest of 2017 revenue, and the management’s estimate regarding the development of the segments, as well as on the market outlook.

The most significant factors affecting revenue and operating profit on which YIT can have an influence are sales and pricing, project management and project risk management, product development and the product offering, cost management and measures affecting the capital efficiency.

Factors outside of YIT’s sphere of influence are connected mainly to global economic development, the functionality of financing markets and the interest rate, the political environment, economic development in areas of operation, changes in demand for apartments and business premises, the availability of resources such as key persons, changes in public and private sector investments and changes in legislation, permit and authorisation processes and the duration thereof, as well as the development of foreign exchange rates.

Due to the long-term nature of construction and urban development projects, the changes in the demand may be quicker than the company’s ability to adapt its offering.

Guidance raise in July

YIT raised its guidance on July 13, 2017 regarding both the Group revenue and the adjusted operating profit.

Regarding the sales process of the Kasarmikatu 21 office project in Helsinki, based on the price and terms indications from potential investors and ongoing further negotiations YIT estimates that the transaction will be completed by the end of 2017. The transaction has a positive impact on the Group’s adjusted operating profit.

The more positive development of the Group revenue and the adjusted operating profit is supported also by good residential sales and demand in both Finland and in the CEE countries. The residential sales in Russia have been weaker than expected in the beginning of the year. The adjusted operating profit for Housing Russia segment is still estimated to positive and to stay on a low level.

Guidance rationale

In addition to the market outlook, the 2017 guidance is based on the following factors: at the end of September the company’s order backlog was solid and 59% of it was sold. Projects already sold or signed pre-agreements are estimated to contribute over half of rest of 2017 revenue.

The increased share of consumer sales in Housing Finland and CEE is likely to have a moderate positive impact on the adjusted operating profit of the segment. The impacts of the shift to consumers will be visible in the result gradually.

In Housing Russia, the adjusted operating profit is estimated to be positive but to remain on a low level. Capital release actions in Russia are likely to have a negative impact on the profitability.

A contract on the sale of the Kasarmikatu 21 office project in Helsinki for an international investor was signed in August. YIT estimates that the transaction will be completed by the end of 2017. The transaction has a positive impact on the Group’s adjusted operating profit.

Market outlook

Finland

Consumer demand is estimated to remain on a good level. The large investors’ activity is estimated to remain on a lower level compared to the previous years. The importance of location and price level remains significant.

Residential price polarization is estimated to continue between growth centres and the rest of Finland. Access to mortgage financing is estimated to remain good. The increased supply of apartments is estimated to prevent the market overheating.

The tenants’ interest for business premises is estimated to pick up slightly in growth centres. The real estate investors’ activity is expected to remain on a good level with focus on prime locations in the capital region especially. Business premises contracting is estimated to remain active but the average project size is estimated to decrease. New infrastructure projects are estimated to revitalise the market.

The increased competition for skilled labour due to high construction activity is expected to continue. Construction costs are estimated to increase slightly. Construction volume growth is expected to slow down.

Bank regulation and increased capital requirements of financial institutions might have an impact on the construction and real estate development.

Russia

In Russia, the low point of the economic cycle is estimated to be behind, however residential demand is anticipated to improve only slowly and the price levels to remain stable on a low level. The moderate recovery of the economy is estimated to have a moderate, positive impact on the residential market. The weakening of ruble and expectations of decrease of interest rate are expected to influence consumer behaviour.

Residential demand is expected to focus on affordable apartments also in Russia. Construction cost inflation is estimated to remain moderate.

The CEE countries

Residential demand is expected to remain on a good level. Residential prices are estimated to increase slightly. The price level of plots has increased and the competition for plots is expected to remain on a high level. Good access to financing and low interest rates are estimated to support the residential demand going forward as well. Shortage of resources is estimated to increase construction cost inflation.

News conference for investors and media

YIT will arrange a news conference on Friday, October 27, 2017 at 10:00 a.m. Finnish time (EEST, at 08:00 a.m. BST) at YIT’s head office, Panuntie 11, 00620 Helsinki, Finland. The event is in English and targeted for analysts, portfolio managers and the media. Welcome!

Webcast

The news conference and presentation by the President and CEO of YIT Corporation Kari Kauniskangas can also be followed through a live webcast at www.yitgroup.com/webcast. The live webcast starts at 10:00 a.m. (EEST) and a recording of the webcast will be available at approximately 12:00 noon (EEST) at the same address.

Conference call

The news conference can be participated also through a conference call. Conference call participants are requested to dial in at least five minutes prior to the start of the conference, at 9:55 a.m. (EEST). Conference call numbers are:

Participants from UK and outside of Nordic countries +44 (0)330 336 9105

Participants from Sweden +46 (0)8 5033 6574

Participants from Norway +47 2100 2610

The participants will be asked to provide the following confirmation code: 5197579.

During the webcast and conference call, all questions should be presented in English. At the end of the event, the media has the opportunity to ask questions also in Finnish.

Disclaimer

Notice to Lemminkäinen Shareholders in the United States

The YIT shares to be issued in connection with the merger have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and are being issued in reliance on the exemption from registration set forth in Rule 802 under the Securities Act.

YIT and Lemminkäinen are Finnish companies and the issuance of YIT shares will be subject to procedural and disclosure requirements in Finland that may be different from those of the United States. Any financial statements or other financial information included in this release may have been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

It may be difficult for U.S. shareholders of Lemminkäinen to enforce their rights and any claims they may have arising under U.S. federal securities laws in connection with the merger, since YIT and Lemminkäinen are located in non-U.S. jurisdictions, and some or all of YIT’s and Lemminkäinen’s officers and directors may be residents of countries other than the United States. As a result, U.S. shareholders of Lemminkäinen may not be able to sue YIT or Lemminkäinen or their respective officers and directors in a court in Finland for violations of U.S. federal securities laws. Further, it may be difficult to compel YIT or Lemminkäinen to subject themselves to the jurisdiction or judgment of a U.S. court.

Lemminkäinen’s shareholders should be aware that YIT may purchase Lemminkäinen’s shares otherwise than under the merger, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed merger.
For further information, please contact:
Hanna Jaakkola, Vice President, Investor Relations, YIT Corporation, tel. +358 40 5666 070, hanna.jaakkola@yit.fi
YIT CORPORATION
Kari Kauniskangas
President and CEO
Distribution: NASDAQ OMX, principal media, www.yitgroup.com
YIT creates better living environment by developing and constructing housing, business premises, infrastructure and entire areas. Our vision is to bring more life in sustainable cities. We want to focus on caring for customer, visionary urban development, passionate execution and inspiring leadership. Our growth engine is urban development involving partners. Our operating area covers Finland, Russia, the Baltic countries, the Czech Republic, Slovakia and Poland. In 2016, our revenue amounted to nearly EUR 1.8 billion, and we employ about 5,300 employees. Our share is listed on Nasdaq Helsinki. www.yitgroup.com